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              COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES
    EXHIBIT 12.2 - COMPUTATION OF THE RATIO OF EARNINGS TO NET FIXED CHARGES
                          (Dollar amounts in thousands)



The following table sets forth the ratio of earnings to net fixed charges of the Company for the three months ended May 31, 1995 and 1994 and for the five fiscal years ended February 28, 1995 computed by dividing net fixed charges (interest expense on debt other than to finance mortgage loan inventory plus the interest element (one-third) of operating leases) into earnings (income before income taxes and net fixed charges).


                            Three Months Ended
                                   May 31,            For Fiscal Years Ended February 28(29),
                               1995      1994      1995      1994      1993         1992     1991
Net earnings                 $36,176    $33,729   $88,407  $179,460  $140,073     $60,196  $22,311
Income tax expense            24,118     22,486    58,938   119,640    93,382      40,131   14,874
Interest charges              11,070     15,745    55,045    85,240    51,551      45,928   23,609
Interest portion of rental
  expense                      1,682      1,921     7,379     6,372     4,350      2,814    2,307

Earnings available to cover
  net fixed charges          $73,046   $73,881   $209,769   $390,712  $289,356   $149,069  $63,101

Net fixed charges
  Interest charges           $11,070    $15,745   $55,045   $85,240    $51,551     $45,928  $23,609
  Interest portion of rental
    expense                    1,682     1,921     7,379      6,372     4,350      2,814    2,307

      Total net fixed
      charges                $12,752   $17,666   $62,424    $91,612   $55,901    $48,742  $25,916

Ratio of earnings to net
fixed charges                   5.73      4.18      3.36       4.26      5.18       3.06     2.43
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